UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Enumeral Biomedical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

294017108
(CUSIP Number)

180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, New Jersey 07042
Attention: Daniel B. Wolfe
Telephone: 973-746-4500
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 294017108

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,455,368 shares of common stock 1,255,120 warrants for the purchase of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,455,368 shares of common stock 1,255,120 warrants for the purchase of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,710,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 3.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on August 14, 2017, plus 1,255,120 warrants owned by 180.

CUSIP No. 294017108

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,455,368 shares of common stock 1,255,120 warrants for the purchase of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,455,368 shares of common stock 1,255,120 warrants for the purchase of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,710,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 3.6% from 180 Degree Capital Corp. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on August 14, 2017 plus 1,255,120 warrants owned by 180.

(2)
As described in Item 2, Mr. Rendino is deemed to have shared voting and dispositive power over the shares of the Company held by 180 Degree Capital Corp. ("180") as a result of his position as Chief Executive Officer of 180. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 294017108

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,455,368 shares of common stock 1,255,120 warrants for the purchase of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,455,368 shares of common stock 1,255,120 warrants for the purchase of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,710,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 3.6% from 180 Degree Capital Corp. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on August 14, 2017 plus 1,255,120 warrants owned by 180.

(2)
As described in Item 2, Mr. Wolfe is deemed to have shared voting and dispositive power over the shares of the Company held by 180 as a result of his position as President, Chief Financial Officer, and Chief Compliance Officer of 180. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 294017108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned on April 3, 2015, and amended on August 1, 2017.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,455,368 shares owned by 180 is approximately $2.2 million. The aggregate purchase price of the 1,255,120 warrants owned by 180 is approximately $420,000. Such shares and warrants were acquired in multiple private placement financings of the Registrant.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as set forth below:

(a)-(b) The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on August 14, 2017 plus 1,255,120 warrants owned by 180. Mr. Rendino and Mr. Wolfe may be deemed to have shared voting and dispositive power over the Common Stock owned by 180 as a result of Mr. Rendino's position as Chief Executive Officer of 180 and Mr. Wolfe's position as President, Chief Financial Officer and Chief Compliance Officer of 180.

(c) Schedule A annexed hereto lists all the transactions in the Common Stock that were effected since the filing of Amendment No. 1 on August 1, 2017. All of such transactions related to the Common Stock were effected in the open market.

(d) Not applicable.

(e) August 11, 2017.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2017

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Kevin M. Rendino
Kevin M. Rendino

Schedule A
Transactions in the Common Stock of the Issuer Since the Filing of Amendment No. 1

Class of Security	Shares Sold	Price Per Share	Date of Sale
Common Stock	78,500	$0.0119	8/7/2017
Common Stock	3,500,000	$0.0145	8/11/2017